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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2010___ AND ENDING___December 31, 2010___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: San Francisco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5757 Wilshire Blvd., Suite 450___
(No. and Street)

___Los Angeles___   ___California___   ___90036___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Naum Voloshin   (323) 930-9190
                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
        Brian W. Anson, CPA
                                (Name – *if individual, state last, first, middle name*)

___18425 Burbank, Suite 606,___   ___Tarzana___   ___California___   ___91356___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Naum Voloshin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ San Francisco Securities, Inc. _____ , as of _____ December 31 _____, 20___10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1911341
Notary Public - California
Los Angeles County
My Comm. Expires Oct 31, 2014

_____ Naum Voloshin
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of San Francisco Securities, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Francisco Securities, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2011

SAN FRANCISCO SECURITIES, INC.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash (Note 1)	$	1,057
Accounts receivable		40,582
Securities		373,060
Investments		1,231,628
Income tax benefit (Note 2)		391,147
Other assets		10,426
Total assets	$	2,047,900

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	44,305
Total liabilities		44,305

STOCKHOLDER'S EQUITY:

Common stock	10,000
Additional paid in capital	2,963,363
Retained deficit	(969,768)
Total stockholder's equity	2,003,595
Total liabilities and stockholder's equity	$ 2,047,900

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Income
For the year ended December 31, 2010

REVENUES:

Commission income	$ 290,598
Mutual fund	140,441
Loss on investment	(239,255)
Interest income	1,912
Other income	900
Total income	194,596

EXPENSES:

Clearing changes	69,823
Commissions	268,231
Occupancy	32,243
Professional fees	60,795
Telecommunications	8,098
Other operating expenses	60,623
Total expenses	499,813

NET LOSS BEFORE INCOME TAXES	(305,217)
INCOME TAX BENEFIT (Note 2)	118,925
NET LOSS	$ (186,292)

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2010

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Stockholder's Equity
Beginning balance January 1, 2010	$ 10,000	$ 2,958,050	$ (783,476)	$ 2,184,574
Capital contributions		5,313		5,313
Net loss			(186,292)	(186,292)
Ending balance December 31, 2010	$ 10,000	$2,963,363	($969,768)	$2,003,595

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(186,292)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		24,772
Securities		(373,060)
Investments		657,600
Income tax benefit		(119,047)
Other assets		(8,502)
Increase (decrease) in:		
Accounts payable		(9,662)
Total adjustments		172,101
Net cash used in operating activities		(14,191)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		5,313
Net cash provided by financing activities		5,313
Decrease in cash		(8,878)
Cash at beginning of year		9,935
Cash at end of year	$	1,057

Supplemental cash flow disclosure

Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

San Francisco Securities, Inc. (the "Company") was formed in California in 1997 and is approved as a securities broker dealer by the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the State of California.

The firm is a corporation whose sole shareholder is Naum Voloshin. The firm operated on a fully disclosed basis with another member firm, Penson Financial Services.

Summary of significant accounting policies:

Cash:
Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment:
The company depreciates its assets over a useful life of seven years.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2010.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

SAN FRANCISCO SECURITIES, INC.

Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 2: INCOME TAXES

The components of the income tax benefit for the year ended December 31, 2010 are as follows:

Tax benefit at December 31, 2010	(272,222)
Current income tax expense	(118,925)
Tax benefit at December 31, 2010	$ (391,147)

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2010 the company had a net capital of $289,320 which is $284,320 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($44,305) to net capital was 0.15 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent transactions on behalf of customer. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different form the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

SAN FRANCISCO SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Stockholder's equity, December 31, 2010	$ 1,884,548	$ 2,003,595	$ (119,047)
Subtract - Non allowable assets:			
Investments	1,231,628	1,231,628	-
Income tax benefit	272,100	391,147	119,047
Other assets	10,426	10,426	-
Tentative net capital	370,394	370,394	-
Haircuts:	81,074	81,074	-
NET CAPITAL	289,320	289,320	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 284,320	$ 284,320	$ -
Aggregate indebtedness	44,305	44,305	-
Ratio of aggregate indebtedness to net capital	0.15%	0.15%	

The differences were caused by the accrual
of income taxes at December 31, 2010.

9

SAN FRANCISCO SECURITIES, INC.

December 31, 2010

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors
San Francisco Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of San Francisco Securities, Inc. for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by San Francisco Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
San Francisco Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2011

BRIAN W. ANSON

Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
San Francisco Securities, Inc
Los Angeles, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by San Francisco Securities, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating San Francisco Securities, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). San Francisco Securities, Inc's management is responsible for the San Francisco Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ Dec _____, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
050417   FINRA   DEC
SAN FRANCISCO SECURITIES INC      20*20
5757 WILSHIRE BLVD STE 450
LOS ANGELES CA 90036-3658
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ ___558.45___

   B. Less payment made with SIPC-6 filed (exclude interest)   (___530.49___)

         _____ Date Paid

   C. Less prior overpayment applied   (___∅___)

   D. Assessment balance due or (overpayment)   ___∅___

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   ___∅___

   F. Total assessment balance and interest due (or overpayment carried forward) $___27.96___

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $___27.96___

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

San Francisco Securities Inc.
(Name of Corporation, Partnership or other organization)

_____Dave Ka_____
(Authorized Signature)

Dated the 31 day of Jan , 20 10 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning _____ Jan _____, 20 16
and ending _____ Dec _____, 20 16
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____ 194,596 _____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   ø

(2) Net loss from principal transactions in securities in trading accounts.   239,255

(3) Net loss from principal transactions in commodities in trading accounts.   ø

(4) Interest and dividend expense deducted in determining item 2a.   ø

(5) Net loss from management of or participation in the underwriting or distribution of securities.   ø

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   ø

(7) Net loss from securities in investment accounts.   ø

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   140,440

(2) Revenues from commodity transactions.   ø

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   70,030

(4) Reimbursements for postage in connection with proxy solicitation.   ø

(5) Net gain from securities in investment accounts.   ø

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   ø

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   ø

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   ø

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____ ø _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____ ø _____

Enter the greater of line (i) or (ii)   ø

Total deductions   210,470

2d. SIPC Net Operating Revenues $ 223,381

2e. General Assessment @ .0025 $ 558.45

(to page 1, line 2.A.)

SAN FRANCISCO SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2010

SAN FRANCISCO SECURITIES, INC.

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